Exhibit 99.1

Annual General Meeting of Shareholders

of SMART Technologies Inc. (the “Corporation”)

August 3, 2012

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations (Section 11.3)

At the Annual General Meeting of Shareholders of the Corporation resolutions 1, 2, and 3 were put to a vote by a show of hands which was carried unanimously. The results of votes by proxies received are reported.

MOTIONS		RESULT OF VOTES
		For	Against	Withheld	Spoiled	Non vote
1.	Fix number of directors	818,127,147	734,477	0	0	143,043

2.	The election of the following nominees as directors of the Corporation for the ensuing year or until their successors are elected or appointed.
		For	Against	Withheld	Spoiled	Non vote
	Elect David Martin	804,099,702	0	4,584,289	0	10,320,676
	Elect Nancy Knowlton	804,099,363	0	4,584,628	0	10,320,676
	Elect Salim Nathoo	805,892,190	0	2,791,801	0	10,320,676
	Elect Arvind Sodhani	806,023,757	0	2,660,234	0	10,320,676
	Elect Michael J. Mueller	807,506,430	0	1,177,561	0	10,320,676
	Elect Robert C. Hagerty	807,505,230	0	1,178,761	0	10,320,676
	Elect David B. Sutcliffe	807,625,397	0	1,058,594	0	10,320,676

3.

The appointment of KPMG LLP, Chartered Accountants as the auditors of the Corporation for the ensuing year and to authorize the directors of the corporation to determine the remuneration to be paid to the auditors

		For	Against	Withheld	Spoiled	Non vote
		818,835,561	0	169,105	0	1